SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of October 2022
Commission File Number: 001-35052

Adecoagro S.A.
(Translation of registrant’s name into English)

Vertigo Naos Building 6,
Rue Eugene Ruppert,
L-2453, Luxembourg
Grand Duchy of Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F              Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes              No
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes              No
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes              No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ADECOAGRO S.A.

TABLE OF CONTENTS

ITEM
1.	Press Release dated October 21, 2022 titled “Adecoagro announces declaration of cash dividends”

SIGNATURES
    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Adecoagro S.A.

Date: October 21, 2022	By:	/s/ Carlos Boero Hughes
	Name:	Carlos Boero Hughes
	Title:	Chief Financial Officer

Item 1
Adecoagro announces declaration of cash dividends

LUXEMBOURG, October 21, 2022/PRNewswire/ -- Adecoagro S.A. (the “Company”) (NYSE: AGRO), one of the leading agro-industrial companies in South America, announced today its Board of Directors has approved a cash dividend distribution of $17.5 million that represents approximately $ 0.16020082 per share considering outstanding shares as of today, to shareholders of the Company of record at close of business on November 2, 2022, payable on November 17, 2022.

This dividend distribution is the second of a two-tranche cash dividend payable in two installments. The first installment was paid on May 17, 2022 in an equal cash amount.

A Luxembourg withholding tax of 15% has been and will be applied to each installment of the gross cash dividend distribution amount.

For questions please contact:

Victoria Cabello
IR Manager
Email: ir@adecoagro.com

Tel: +54 (11) 4836-8651	+54 (11) 4836-8651

Additional information about the Company can be found in the “Investors” section on the website at www.adecoagro.com.